Investment in SK Corporation and other Companies by Shinhan Bank

Under the reporting and disclosure rules of the Korea Exchange and Financial Supervisory Service of Korea, companies listed on the Korea Exchange and their major subsidiaries should report the amount of their capital investment in 3rd party companies when the aggregate total amount of investment executed within the current fiscal year exceeds 5% of their total stockholders’ equity. In case of those companies with total assets of KRW 2 trillion or more, the percentage standard decreases to 2.5% from 5%. When calculating the investment amount, the amount previously reported should be excluded.

On November 24, 2005, Shinhan Bank, our wholly-owned bank subsidiary, had its aggregate total amount of investment exceed 2.5% of its total stockholders’ equity with additional capital investment in SK Corporation. Purchasing 10,000 additional common shares, Shinhan Bank’s ownership in SK Corporation increased to 1.94% or 2,501,880 common shares as of November 24, 2005.

The following is a summary of the capital investment by Shinhan Bank from July 25, 2005 to November 24, 2005.

			Acquisition	Accumulated %
		Acquisition	Price	Ownership after the
Name of Company	Business Scope	Date	(KRW)	acquisition
Macquarie Shinhan Infrastructure Management	Asset Management	25-Jul-05	413,000,000	14.00

The Korea Express	International and domestic logistics	25-Jul-05	1,340,380,040	1.68

Samsung Corporation	Trading and Retail Business	25-Jul-05	785,785,000	4.14

The Korea Express	International and domestic logistics	29-Jul-05	863,928,060	1.81

Hyundai Hysco	Steel Manufacturing	04-Aug-05	1,513,020,000	0.11

The Korea Express	International and domestic logistics	09-Aug-05	156,597,440	1.83

The Korea Express	International and domestic logistics	11-Aug-05	283,420,130	1.88

The Korea Express	International and domestic logistics	17-Aug-05	306,544,230	1.92

The Korea Express	International and domestic logistics	18-Aug-05	116,244,120	1.94

The Korea Express	International and domestic logistics	19-Aug-05	719,499,780	2.05

The Korea Express	International and domestic logistics	24-Aug-05	199,749,550	2.08

Samsung Corporation	Trading and Retail Business	24-Aug-05	303,303,000	4.09

The Korea Express	International and domestic logistics	29-Aug-05	671,976,300	2.19

Samsung Corporation	Trading and Retail Business	29-Aug-05	722,305,580	4.12

Samsung Corporation	Trading and Retail Business	30-Aug-05	1,488,025,530	4.18

The Korea Express	International and domestic logistics	30-Aug-05	233,950,710	2.23

Smart City Cop.	Real Estate Provider	06-Sep-05	765,000,000	3.00

Bogo PEF	Private Equity Fund	09-Sep-05	496,771,030	10.00

DaeKyung Machinery & Engineering	Machinery Maintenance	16-Sep-05	1,340,160,000	5.10

Seo-Suwon Development	Others	26-Sep-05	250,000,000	5.00

Daedong Constructions	Construction	30-Sep-05	5,185,880,000	17.50

Posco	Steel Manufacturing	13-Oct-05	1,056,055,000	0.01

Industrial Bank of Korea	Commercial Bank	13-Oct-05	3,994,875,000	0.07

Hyundai Motor Company	Automobile Manufacturing	13-Oct-05	771,270,500	0.00

Samsung Corporation	Trading and Retail Business	19-Oct-05	3,028,804,770	3.90

Korea Road Infra	Asset Management	27-Oct-05	5,266,180,777	1.68

KTB 2005 PEF	Private Equity Fund	27-Oct-05	2,200,000,000	14.67

Samsung Corporation	Trading and Retail Business	28-Oct-05	2,378,083,700	3.99

Tube Dasan Venture Fund	Venture Fund	09-Nov-05	1,000,000,000	6.67

Samsung Corporation	Trading and Retail Business	10-Nov-05	1,185,404,220	2.49

Samsung Corporation	Trading and Retail Business	11-Nov-05	1,289,745,450	2.53

Shinho Paper	Paper Manufacturing	14-Nov-05	21,019,999,000	11.79

Samsung Corporation	Trading and Retail Business	15-Nov-05	374,874,500	2.54

Samsung Corporation	Trading and Retail Business	16-Nov-05	428,955,520	2.56

Samsung Corporation	Trading and Retail Business	17-Nov-05	153,024,870	2.56

Samsung Corporation	Trading and Retail Business	18-Nov-05	4,043,031,990	2.70

Samsung Corporation	Trading and Retail Business	21-Nov-05	2,008,756,750	2.76

Samsung Corporation	Trading and Retail Business	22-Nov-05	7,664,497,340	3.03

SK Corporation	Oil Refinery	22-Nov-05	2,572,754,320	1.94

Samsung Corporation	Trading and Retail Business	23-Nov-05	1,396,146,250	3.08

SK Corporation	Oil Refinery	23-Nov-05	2,539,050,510	1.90

Macquarie Korea Infrastructure Fund	Mutual Fund	23-Nov-05	19,624,043,494	7.93

Samsung Corporation	Trading and Retail Business	24-Nov-05	4,033,927,390	3.21

SK Corporation	Oil Refinery	24-Nov-05	507,507,000	1.94